Exhibit 99.1

BARRICK MAKES STRONG START

ROBUST ALL-ROUND PERFORMANCE TOPPED BY NEVADA JV

All amounts expressed in US dollars unless otherwise indicated

Toronto, May 8, 2019 — Barrick Gold Corporation’s (“Barrick’s”) first quarterly results since its merger with Randgold Resources Limited (“Randgold”) show solid results across the board from the new group, which also reported rapid progress with the integration of the two businesses as well as with the implementation of key strategic initiatives.

While quarter on quarter comparisons are skewed by the merger, group gold production was up 8% in line with guidance, net cash from the operations rose by 27%, net earnings per share increased by 106% to $0.06, adjusted net earnings per share[1] increased by 83% to $0.11, and debt net of cash was down 12% to $3.65 billion. A dividend of $0.04 per share was declared in respect of the first quarter of 2019.

President and Chief Executive Officer Mark Bristow said the key operations had all performed on plan and within guidance. Nevada exceeded plan as the Cortez Hills open pit ramps down, Veladero posted encouraging improvements and Pueblo Viejo progressed its expansion project and benefited from operational efficiencies. Led by Kibali, the African operations made a good start to the year and the copper operations delivered significant improvements. Key growth projects were on track and greenfields and brownfields exploration were augmenting reserves and identifying new opportunities.

“We have gone a long way towards integrating the organizations, streamlining the processes and ensuring that all the sites have the geological, operational and technical capability to meet their business objectives,” Bristow said.

Continued on page 2

Financial and Operating Highlights

Financial Results	Q1 2019	Q4 2018	Q1 2018
Realized gold price[2,3]	1,307	1,223	1,332
($ per ounce)

Net earnings (loss)	111	(1,197)	158
($ millions)

Adjusted net earnings[1]	184	69	170
($ millions)

Net cash provided by operating	520	411	507
activities ($ millions)

Free cash flow[4]	146	37	181
($ millions)

Net earnings (loss) per share	0.06	(1.02)	0.14
($)

Adjusted net earnings per share[1] ($)	0.11	0.06	0.15

Total Attributable Capital Expenditures[5] ($ millions)	361	368	320

Operating Results Gold	Q1 2019	Q4 2018	Q1 2018

Production	1,367	1,262	1,049
(000s of ounces)

Cost of sales[6] (Barrick’s share)	947	980	878
($ per ounce)

Total cash costs[7]	631	588	573
($ per ounce)

All-in sustaining costs[7]	825	788	804
($ per ounce)

Copper

Production	106	109	85
(millions of pounds)

Cost of sales[6] (Barrick’s share)	2.21	2.85	2.07
($ per pound)

C1 cash costs[8]	1.66	1.98	1.88
($ per pound)

All-in sustaining costs[8]	2.46	2.95	2.61
($ per pound)

Continued from page 1

“We’re also well advanced in establishing our new joint venture with Newmont, which has been named Nevada Gold Mines. The organizational structures are being finalized and we’re working together with Newmont to realize the synergies and cost reduction opportunities offered by the joint venture, which is scheduled for completion by the end of the second quarter.”

Bristow said the assets that did not pass Barrick’s strategic filters had been identified and once optimized would be brought to account in a way that would recognize the importance to the remaining stakeholders

Key Performance Indicators

∎	Integration and strategic initiatives on track across the group following Barrick-Randgold merger

∎	Nevada Joint Venture agreement signed and implementation expected by second quarter-end

∎	Group gold production up 8% quarter on quarter and in line with guidance

∎	Net cash provided by operating activities up 27% quarter on quarter

∎	Net earnings per share increases 106% quarter on quarter to $0.06

∎	Adjusted net earnings per share[1] up 83% quarter on quarter to $0.11

∎	Copper operations deliver significant improvements

∎	Debt, net of cash down 12% quarter on quarter to $3.65 billion

∎	Nevada performs ahead of plan as the Cortez Hills open pit ramps down

∎	Veladero posts encouraging operational improvements

∎	Pueblo Viejo makes progress with expansion project and benefits from operational efficiencies

∎	African operations perform well as Kibali makes a good start to the year

∎	Sustainability core to group as team effectiveness workshops are rolled out

∎	Greenfields and brownfields exploration make good progress

∎	Key growth projects on track

∎	Barrick declares $0.04 quarterly dividend per share, up from Q1 2018 with the objective of being well advanced by mid-2020. Management was also dealing with some legacy challenges, including the long stand-off between Acacia and the Tanzanian government.

“Given our solid operational performance for the first quarter, Barrick is on track to deliver against its plans for the year. Considering the shortage of good assets and the industry’s underinvestment in its own future we believe we are well positioned as the industry’s value leader. Barrick stands apart from the rest of the industry on four counts: the quality of our assets; our significant potential for portfolio optimization; the very real synergies that we expect to be delivered by Nevada

BARRICK FIRST QUARTER 2019	2	PRESS RELEASE

Gold Mines; and our superior exploration and pipeline of development efforts,” Bristow said.

“This quarter has seen a great start for our first year as the ‘new and improved’ Barrick and I am confident that we are well on the way to achieving our strategic objective of becoming the world’s most valued gold mining business. It is our commitment to get there by finding, developing, owning and operating the best assets in our industry, with the best people, to deliver stand out returns for our owners and partners.”

Conference Call and Webcast

Please join us for a conference call and webcast today at 11:00 EDT/16:00 BST to discuss the results.

US and Canada, 1-800-319-4610

UK, 0808 101 2791

International, +1 416 915-3239

Webcast

The event will be available for replay online or by telephone at 1-855-669-9658 (US and Canada) and +1 604 674-8052 (international), access code 3107.

Since Barrick and Randgold were formally united on the first working day of this year, new management has moved swiftly to engineer a business capable of achieving its creators’ vision of being the world’s most valued gold company.

The process started well before the deal was consummated, with teams from both sides sitting down together to define new Barrick’s goals and plot the best routes to achieving them. They emerged from these meetings with a clear strategy and action plans, as well as a shared vision of a business with a leaner management structure and a more agile, flexible management style.

“Getting the right people in the right places was our first priority,” says President and Chief Executive Officer Mark Bristow. “We started with a new executive leadership team of people with the right skills and attitude at the corporate level. Supported by a slimmed down technical, financial, commercial, communication and administration team, they now exercise full oversight of all the operations.”

This process was duplicated in each of Barrick’s three geographical regions, where senior executive teams have been installed, in line with a new policy of moving people, skills and decision-making out of the corporate office and into the operations.

“To make sure everyone is focused on the new expected outcomes and their responsibilities, we have held strategy reviews and team effectiveness exercises throughout the organization,” Bristow says.

“We’ve also made sure that each site has the geological, operational and technical abilities to meet our business objectives and have introduced the Randgold system of parallel workstreams that are integrated horizontally for optimal efficiency. At the same time, we are upgrading and integrating the digital and information systems throughout the organization to provide managers with real-time data for planning and decision-making.”

The corporate structure has been streamlined with the Toronto office now occupying a single floor with approximately 70 people. The process of refining and rationalizing the structure of the business is continuing at the site offices.

BARRICK FIRST QUARTER 2019	3	PRESS RELEASE

“It’s important to note that this is not a cost-cutting exercise. It’s been designed to ensure that the best people are in the right places,” Bristow says.

“With Barrick now looking and acting like the modern gold business we envisaged, the merger is delivering all that we expected from it. With our house in order, we can now start looking at the abundance of opportunities that are within our grasp.”

Nevada is the base of Barrick’s business and its wealth of possibilities will be expanded by the creation of the joint venture there with Newmont Goldcorp. But Barrick is also looking at other prospects to the north and into Canada, Bristow said. Africa is a high-risk, high-reward destination which holds two of Barrick’s Tier One9 gold mines — Kibali and Loulo-Gounkoto — and the promise of more to come, but those assets which do not fit the portfolio profile are likely to be divested.

The most exciting growth opportunities are in Latin America, where the expansion of Pueblo Viejo is expected to maintain the mine’s Tier One status for years to come. There is also the potential to work on adding life and lifting efficiencies at Veladero as well as rebuilding our exploration capabilities across Chile, Argentina and Peru as we address some of the significant legacy challenges we face. And then there is Porgera in Papua New Guinea where we are in the process of renewing the mining license and which offers Tier One potential.

“The new Barrick is off to a strong start but there is a long road ahead of us and much still to be done to achieve our goal of becoming the most valued gold company by having the best people, employing the best skills, systems and structures, to extract sustainable returns for our owners and partners from the best assets,” Bristow says.

STRONG NEW SUSTAINABILITY DRIVE

Sustainability, a core component of the management philosophy of both Barrick and Randgold, has been given an even higher priority by the merged business.

One of the first appointments post-merger was that of Grant Beringer in the new position of Group Sustainability Executive. At the same time an Environmental, Social and Health and Safety Oversight Committee (chaired by the President and CEO) was established to monitor, review and update sustainability policies and practices throughout the organization.

The energetic new sustainability team has embarked on an extensive stakeholder engagement exercise designed to understand the issues and devise mutually-acceptable solutions. Site-level leadership has been involved in this process and sustainability is now a key reporting line on Barrick’s weekly Executive Committee call as well as a dedicated agenda item at the monthly management and quarterly Board meetings.

“At the heart of Barrick’s sustainability vision is a commitment to contribute to the social and economic development of our host countries and communities. Last year, the combined organization generated more than $8.2 billion in economic value across 16 countries through payments to governments, employees and suppliers, and through community investments,” Beringer says.

“While the two companies achieved much, we acknowledge that Barrick still faces significant legacy issues relating to community and tailings disposal issues at Porgera, litigation and environmental challenges relating to Pascua-Lama and a checkered environmental past at Veladero, but we are exploring all options to manage and mitigate these risks.”

Adds President and Chief Executive Officer Mark Bristow: “We are pledged to deliver long-term benefits to our host countries and communities through open and ongoing stakeholder engagement and a commitment to genuine partnership.”

Grant Beringer Group Sustainability Executive

BARRICK FIRST QUARTER 2019	4	PRESS RELEASE

GEOLOGY: MINING’S BEDROCK

Geology is the starting point of all mining ventures, argues Barrick Mineral Resource Management and Evaluation Executive, Rod Quick; and it also plays an integral part at every stage of a project’s life, from discovery through evaluation and development to mine design and operation.

While Barrick was focused on driving down debt, its business model was focused on free cash flow. With the debt situation now stabilized, that model is now driven by the optimal exploitation of the orebodies. This shift in strategy has been signaled by the appointment of mineral resource managers at all the mines.

“It all starts with an understanding of the mineralization controls of each orebody and using this information in the geological modelling to project the grade, geometry and geotechnical characteristics of the orebody. After all, this is our revenue base, and it is essential that we know it well,” he says.

“Using this knowledge, the geologists can work with their mining and metallurgical colleagues to develop a mining plan that will extract the ore with minimum dilution and process it with the smallest possible recovery loss. Mining is a consumptive industry, and replacing depleted ounces requires a deep understanding of the orebodies and the ability to replace the gold we mine through brownfield extensions and new discoveries.”

The new approach includes reconciliation programs between the orebody models and what we actually extract as well as operational and financial forecasts. There are also grade control programs, which allow geologists and mining engineers to model the geology, geotechnical and metallurgical characteristics ahead of the mining areas. This allows us to optimally design the ore extraction and develop reliable metallurgical models to optimize ore processing.

“Geology is not a discrete discipline. It needs to be integrated into a multi-skilled team making a contribution throughout the life of a mine, for that operation to be sustainably profitable,” says Quick.

BARRICK FIRST QUARTER 2019	5	PRESS RELEASE

Drilling at Fourmile and Goldrush in mid-March.

EXPLORATION SUCCESSES BOOST INVENTORY

Barrick’s exploration programs have two goals: to replace the gold it depletes by mining; and to discover its next Tier One9 mine.

In Nevada the combination of the Fourmile discovery, which is expected to eventually be consolidated with the Goldrush project, is shaping up as the portfolio’s next mega-mine. Since the high-grade maiden resource was reported, widely-spaced drilling beyond the deposit footprint has intersected high grades in multiple directions, signaling significant growth potential.

Drilling resumed in January and funding may be increased to continue scoping extensions. In the meantime, exploration and project teams are working together to maximize the value from a consolidated and optimized Fourmile-Goldrush.

“Fourmile and Goldrush are classic Carlin-style orebodies of the kind that has made this region one of the world’s most prospective. Another is Turquoise Ridge, adjacent to the Twin Creeks mine and included in the Nevada joint venture, which we anticipate is also on the way to becoming a Tier One9 asset. We feel strongly that Nevada still holds enormous potential for more major discoveries,” says Rob Krcmarov, Executive Vice President, Exploration and Growth.

Over in Africa, the extensions to the recently-discovered 11000 lode at Kibali, and the increasing continuity and confirmation of the down-plunge extensions to the geology and mineralization at Gorumbwa, is not only supporting Kibali’s high production profile but is also expected to extend the life of the mine. Like Nevada, the Democratic Republic of Congo is mineral-rich but largely unexplored, and it too has a great potential for new mines. In addition to the gold-prolific West African Birimian and its counterpart, the Guyana Shield in Latin America along with our presence and growing exploration focus along the Andean trend in Chile, Argentina and Peru.

“Barrick and Randgold have a history of building shareholder value through discovery and development of world-class gold mines. The combination under Barrick brings two industry-leading exploration teams together and given our presence in some of the best gold belts in the world we are uniquely positioned to continue that legacy,” says President and Chief Executive Officer Mark Bristow.

BARRICK FIRST QUARTER 2019	6	PRESS RELEASE

KIBALI MAKES STRONG START TO 2019

Kibali, ranked among the world’s Top 10 gold mines, has made a strong start to 2019 after setting a new production record last year, says Barrick President and Chief Executive Officer Mark Bristow.

Barrick operates Kibali, which is a joint venture with AngloGold Ashanti and the Congolese parastatal SOKIMO.

Speaking at a briefing for local media and stakeholders, Bristow said Kibali was continuing to break records en route to its 2019 guidance of 750,000 ounces, the latest being the 285,000 tonnes of ore hoisted through the shaft in March. Throughput and recovery remained at or above nameplate levels and Kibali continued to add new technology to its autonomous mining operation, a field in which it is already an industry leader.

“With Kibali producing at this rate, we are intensifying our focus on reserve and resource replacement.”

“Drilling is targeting the extensions of the KCD and Gorumbwa complex of orebodies, along the 30km gold bearing KZ structure, and the western extensions of the Kibali Graben. This has confirmed that there is a substantial potential for replenishing the reserve and resource base,” Bristow said.

“Kibali is one of five Tier One9 gold mines in the Barrick stable and it is an outstanding example of Barrick’s commitment to partnerships. This is demonstrated by the constructive relationship between its three shareholders as well as by its continuing investment in the local economy. During the past quarter the mine spent $38 million with Congolese contractors and the recently-initiated Durba road upgrade project is being undertaken by 100% Congolese owned and operated contractors which Kibali developed.”

Bristow noted that, at their meeting in Washington DC earlier this month, the Congolese president, his excellency Felix Tshisekedi, and Barrick Executive Chairman John Thornton had confirmed their joint commitment to a partnership designed to develop the country’s gold mining industry. Follow-up meetings held in-country between President Felix Tshisekedi, Bristow and their respective executive teams focused on partnership initiatives and strategies to support the continued growth of the mining industry for the benefit of investors, the Congolese nation and other stakeholders.

“The DRC government is one of our most important partners and we look forward to working with them to create an economic climate capable of attracting large and long-term investments such as the one we made in Kibali. This requires a mining code which equitably balances the interests of the State and the capital providers and allows both to participate fairly in the value creation that the mining industry offers. We are and will continue to engage with the government and administration on the issues around the code introduced last year,” he said.

BARRICK FIRST QUARTER 2019	7	PRESS RELEASE

Appendix 1

2019 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS
	Production (000s ounces)	Cost of sales ($ per ounce)	Cash costs ($ per ounce)	All-in sustaining costs ($ per ounce)

Cortez	850 - 920	810 - 850	530 - 580	750 - 800

Goldstrike[10]	900 - 980	1,020 - 1,080	740 - 790	950 - 990

Turquoise Ridge (75%)	270 - 310	655 - 705	550 - 600	680 - 730

Pueblo Viejo (60%)	550 - 600	780 - 830	465 - 510	610 - 650

Loulo-Gounkoto (80%)	520 - 570	880 - 930	575 - 625	810 - 850

Kibali (45%)	330 - 350	1,150 - 1,200	555 - 605	670 - 730

Kalgoorlie (50%)	280 - 300	920 - 970	740 - 790	920 - 960

Tongon (89.7%)	250 - 270	1,300 - 1,350	710 - 760	780 - 820

Porgera (47.5%)	240 - 260	980 - 1,030	800 - 850	985 - 1,025

Veladero (50%)	230 - 250	1,250 - 1,350	770 - 820	1,150 - 1,250

Hemlo	200 - 220	890 - 940	765 - 815	1,100 - 1,200

Acacia (63.9%)	320 - 350	920 - 970	665 - 710	860 - 920

Other Sites[11]	190 - 250	1,155 - 1,240	895 - 945	1,055 - 1,115
Total Gold[12,13]	5,100 - 5,600	910 - 970	650 - 700	870 - 920

COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	Cost of sales ($ per pound)	C1 cash costs ($ per pound)	All-in sustaining costs ($ per pound)

Lumwana	210 - 240	2.25 - 2.50	1.80 - 2.10	2.75 - 3.15

Zaldívar (50%)	120 - 130	2.40 - 2.70	1.65 - 1.85	2.00 - 2.20

Jabal Sayid (50%)	45 - 60	2.00 - 2.30	1.60 - 1.90	1.60 - 1.90
Total Copper[13]	375 - 430	2.30 - 2.70	1.70 - 2.00	2.40 - 2.90

CAPITAL EXPENDITURES
($ millions)

Mine site sustaining	1,100 - 1,300

Project	300 - 400
Total Attributable Capital Expenditures[5]	1,400 - 1,700

BARRICK FIRST QUARTER 2019	8	PRESS RELEASE

Appendix 2

2019 Outlook Assumptions and Economic Sensitivity Analysis14

	2019 Guidance Assumption	Hypothetical Change	Impact on EBITDA (millions)	Impact on AISC[7,8]
Gold revenue, net of royalties	$1,250/oz	+/- $100/oz	+/- $385	+/- $2/oz

Copper revenue, net of royalties	$2.75/lb	+/- $0.50/lb	+/- $135	+/- $0.03/lb
Gold all-in sustaining costs[7]
WTI crude oil price[15]	$65/bbl	+/- $10/bbl	+/- $30	+/- $6/oz

Australian dollar exchange rate	0.75:1	+/- 10%	+/- $19	+/- $4/oz

Argentine peso exchange rate	46:1	+/- 10%	+/- $5	+/- $1/oz

Canadian dollar exchange rate	1.30:1	+/- 10%	+/- $21	+/- $4/oz

European euro exchange rate	1.15:1	+/- 10%	+/- $2	+/- $0/oz
Copper all-in sustaining costs[8]
WTI crude oil price	$65/bbl	+/- $10/bbl	+/- $5	+/- $0.01/lb

Chilean peso exchange rate	650:1	+/- 10%	+/- $8	+/- $0.02/lb

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Steven Yopps, MMSA, Director - Metallurgy, North America; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Australia Pacific; Simon Bottoms, CGeol, MGeol, FGS, MAusIMM, Mineral Resources Manager, Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes

Endnote 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2019	9	PRESS RELEASE

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Net earnings (loss) attributable to equity holders of the Company	$111	($1,197)	$158

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	3	408	2

Acquisition/disposition (gains) losses[b]	—	(19)	(46)

Foreign currency translation losses (gains)	22	(16)	15

Significant tax adjustments[c]	8	719	46

Other expense (income) adjustments[d]	47	261	(6)

Unrealized (gains) losses on non-hedge derivative instruments	(1)	1	—

Tax effect and non-controlling interest	(6)	(88)	1
Adjusted net earnings	$184	$69	$170
Net earnings per share[e]	0.06	(1.02)	0.14

Adjusted net earnings per share[e]	0.11	0.06	0.15
a.	Net impairment charges for the three months ended December 31, 2018 primarily relate to non-current asset and goodwill impairments at Veladero.
b.	Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the three months ended March 31, 2018.
c.	Significant tax adjustments for the three months ended December 31, 2018 primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.
d.

Other expense adjustments for the three months ended March 31, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions and the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision. For the three months ended December 31, 2018, other expense adjustments mainly relate to the inventory impairment charge at Lagunas Norte, the write-off of a Western Australia long-term stamp duty receivable and costs associated with the merger with Randgold.

e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 2

Includes Acacia on a 63.9% basis, Pueblo Viejo on a 60% basis, South Arturo on a 60% basis and Veladero on a 50% basis, which reflects our equity share of production and sales. Also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis and Morila on an 40% basis, which reflects our equity share of production and sales, commencing January 1, 2019, the effective date of the merger with Randgold.

Endnote 3

Realized price is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; and Export duties. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2019	10	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
					For the three months ended
	March 31, 2019	December 31, 2018	March 31, 2018	March 31, 2019	December 31, 2018	March 31, 2018
Sales	$1,906	$1,734	$1,643	$163	$144	$111

Sales applicable to non-controlling interests	(224)	(197)	(187)	—	—	—

Sales applicable to equity method investments[a,b]	129	—	—	121	116	113

Realized non-hedge gold/copper derivative (losses) gains	—	—	—	—	—	—

Sales applicable to Pierina[c]	(26)	(28)	(29)	—	—	—

Treatment and refinement charges	—	—	—	31	41	31

Export duties	—	(4)	—	—	—	—
Revenues – as adjusted	$1,785	$1,505	$1,427	$315	$301	$255
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,365	1,232	1,071	103	109	85
Realized gold/copper price per ounce/pound[d]	$1,307	$1,223	$1,332	$3.07	$2.76	$2.98
a.

Represents sales of $117 million for the three months ended March 31, 2019 (December 31, 2018: $nil and March 31, 2018: $nil) applicable to our 45% equity method investment in Kibali and $12 million (December 31, 2018: $nil and March 31, 2018: $nil) applicable to our 40% equity method investment in Morila for gold. Represents sales of $81 million for the three months ended March 31, 2019 (December 31, 2018: $84 million and March 31, 2018: $72 million) applicable to our 50% equity method investment in Zaldívar and $44 million (December 31, 2018: $37 million and March 31, 2018: $41 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	Figures exclude Pierina from the calculation of realized price per ounce as the mine is mining incidental ounces as it enters closure.
d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 4

“Free cash flow” is a non-GAAP financial performance measure which deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Net cash provided by operating activities	$520	$411	$507

Capital expenditures	(374)	(374)	(326)
Free cash flow	$146	$37	$181

Endnote 5

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid. Also includes our 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali and 40% share of Morila, commencing January 1, 2019, the effective date of the Merger.

Endnote 6

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of

BARRICK FIRST QUARTER 2019	11	PRESS RELEASE

sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

Endnote 7

“Total cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales applicable to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Total cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. Barrick believes that the use of “total cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 27 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Starting in the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold production. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2019	12	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended
	Footnote	March 31, 2019	December 31, 2018	March 31, 2018
Cost of sales applicable to gold production		$1,350	$1,353	$1,046

Depreciation		(384)	(346)	(298)

Cash cost of sales applicable to equity method investments		62	—	—

By-product credits		(24)	(26)	(36)

Realized (gains) losses on hedge and non-hedge derivatives	a	—	3	—

Non-recurring items	b	(20)	(155)	(7)

Other	c	(20)	(27)	(21)

Non-controlling interests	d	(101)	(80)	(72)
Total cash costs		$863	$722	$612
General & administrative costs		54	53	48

Minesite exploration and evaluation costs	e	11	14	6

Minesite sustaining capital expenditures	f	253	276	231

Sustaining leases		10	—	—

Rehabilitation - accretion and amortization (operating sites)	g	14	18	19

Non-controlling interest, copper operations and other	h	(75)	(118)	(55)
All-in sustaining costs		$1,130	$965	$861

Project exploration and evaluation and project costs	e	63	110	67

Community relations costs not related to current operations		1	2	1

Project capital expenditures	f	120	127	100

Rehabilitation - accretion and amortization (non-operating sites)	g	7	8	8

Non-controlling interest and copper operations	h	(3)	(5)	(5)
All-in costs		$1,318	$1,207	$1,032
Ounces sold - equity basis (000s ounces)	i	1,365	1,232	1,071
Cost of sales per ounce	j,k	$947	$980	$878
Total cash costs per ounce	k	$631	$588	$573

Total cash costs per ounce (on a co-product basis)	k,l	$644	$602	$596
All-in sustaining costs per ounce	k	$825	$788	$804

All-in sustaining costs per ounce (on a co-product basis)	k,l	$838	$802	$827
All-in costs per ounce	k	$964	$985	$963

All-in costs per ounce (on a co-product basis)	k,l	$977	$999	$986

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil for the three month period ended March 31, 2019 (December 31, 2018: $2 million and March 31, 2018: $1 million), and realized non-hedge gains of $nil for the three month period ended March 31, 2019 (December 31, 2018: losses of $1 million and March 31, 2018: gains of $1 million, respectively). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three month period ended March 31, 2019 include the removal of total cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $18 million (December 31, 2018: $27 million and March 31, 2018: $21 million).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $152 million for the three month periods ended March 31, 2019 (December 31, 2018: $114 million and March 31, 2018: $106 million). Non-controlling interests include Pueblo Viejo and Acacia. Starting January 1, 2019, the effective date of the Merger, non-controlling interests also include Loulo-Gounkoto and Tongon. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 51 of Barrick’s first quarter MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis for the three months ended March 31, 2019 and on a 100% accrued basis for the three month periods ended December 31, 2018 and March 31, 2018. They are split between minesite sustaining and project capital

BARRICK FIRST QUARTER 2019	13	PRESS RELEASE

expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 50 of Barrick’s first quarter MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Also removes the non-controlling interest of our Loulo-Gounkoto and Tongon operating segments commencing January 1, 2019, the effective date of the Merger, and includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)		For the three months ended
Non-controlling interest, copper operations and other	March 31, 2019	December 31, 2018	March 31, 2018
General & administrative costs	($10)	($36)	($7)

Minesite exploration and evaluation expenses	(1)	(2)	—

Rehabilitation - accretion and amortization (operating sites)	(1)	(2)	(1)

Minesite sustaining capital expenditures	(63)	(78)	(47)
All-in sustaining costs total	($75)	($118)	($55)
Project exploration and evaluation and project costs	(2)	(3)	(3)

Project capital expenditures	(1)	(2)	(2)
All-in costs total	($3)	($5)	($5)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina which is mining incidental ounces as it enters closure.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $27 million for the three month periods ended March 31, 2019 (December 31, 2018: $32 million and March 31, 2018: $32 million), which is mining incidental ounces as it enters closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
By-product credits	$24	$26	$36

Non-controlling interest	(8)	(10)	(11)
By-product credits (net of non-controlling interest)	$16	$16	$25

Endnote 8

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2019	14	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Cost of sales	$131	$210	$96

Depreciation/amortization	(42)	(84)	(19)

Treatment and refinement charges	31	41	31

Cash cost of sales applicable to equity method investments	66	78	63

Less: royalties and production taxes[a]	(12)	(15)	(10)

By-product credits	(3)	(2)	(2)

Other	—	(11)	—
C1 cash cost of sales	$171	$217	$159
General & administrative costs	5	5	5

Rehabilitation - accretion and amortization	3	3	5

Royalties and production taxes[a]	12	15	10

Minesite exploration and evaluation costs	2	2	—

Minesite sustaining capital expenditures	59	67	42

Sustaining leases	1	—	—

Inventory write-downs	—	11	—
All-in sustaining costs	$253	$320	$221
Pounds sold - consolidated basis (millions pounds)	103	109	85
Cost of sales per pound[b,c]	$2.21	$2.85	$2.07
C1 cash cost per pound[b]	$1.66	$1.98	$1.88
All-in sustaining costs per pound[b]	$2.46	$2.95	$2.61
a.	For the three month period ended March 31, 2019, royalties and production taxes include royalties of $12 million (December 31, 2018: $11 million and March 31, 2018: $9 million, respectively).
b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 9

A Tier One Gold Asset is a mine with a stated life in excess of 10 years with 2017 production of at least 500,000 ounces of gold and 2017 total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately-owned mines). For purposes of determining Tier One Gold Assets, total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018, except in respect of Barrick’s mines where Barrick may rely on its internal data which is more current and reliable. The Wood Mackenzie calculation of total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, or to other IFRS measures. Barrick believes that total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick.

Endnote 10

Includes our 60% share of South Arturo.

Endnote 11

Other sites include Lagunas Norte, Golden Sunlight, Morila (40%) and excludes Pierina which is mining incidental ounces as it enters closure.

BARRICK FIRST QUARTER 2019	15	PRESS RELEASE

Endnote 12

Total gold cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites. Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is mining incidental ounces as it enters closure.

Endnote 13

Includes corporate administration costs.

Endnote 14

Reflects impact on the remaining nine months of 2019.

Endnote 15

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK FIRST QUARTER 2019	16	PRESS RELEASE

Corporate Office	Enquiries

Barrick Gold Corporation 161 Bay Street, Suite 3700 Toronto, Ontario M5J 2S1 Canada	President and Chief Executive Officer Mark Bristow +1 647 205 7694 +44 788 071 1386

Telephone: +1 416 861-9911 Email: investor@barrick.com Website: www.barrick.com	Senior Executive Vice-President and Chief Financial Officer Graham Shuttleworth +44 1534 735 333 +44 779 771 1338

Shares Listed GOLD The New York Stock Exchange ABX The Toronto Stock Exchange	Investor and Media Relations Kathy du Plessis +44 20 7557 7738 Email: barrick@dpapr.com

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “plan”, “assume”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would”, and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: our goal of being the world’s most valued gold company; our ability to meet our business objectives; investment and other opportunities that are available to us; our ability to deliver long-term benefits to host countries and communities; potential mineralization; potential consolidation of the Fourmile project and Goldrush and the value of such a consolidation; the development of potential Tier One gold assets to become Tier One gold assets, including Fourmile and Turquoise Ridge; expected extensions to the life of mine at Kibali and the potential to replenish reserves and resources as a result of recent discoveries; forward-looking production guidance in respect of Kibali; the potential for new mines in the Democratic Republic of Congo; and potential partnerships and engagement with the Congolese government.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; risks associated with projects in the early stages of evaluation, and for which additional engineering and other analysis is required to fully assess their impact; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania and related matters; whether Acacia will approve the terms of any final agreement reached between Barrick and the Government of Tanzania with respect to the dispute between Acacia and the Government of Tanzania; the ability to realize the anticipated benefits of the proposed Nevada joint venture (including estimated synergies and financial benefits) or implementing the business plan for the proposed Nevada joint venture, including as a result of a delay in its completion or difficulty in integrating the Nevada assets of the companies involved; the risk that the conditions to formation of the proposed Nevada joint venture will not be satisfied; the timing for closing of the Nevada joint venture; the benefits expected from recent transactions being realized, including the Randgold merger; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.